UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Daqo New Energy Corp.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G26583 107(1)
(CUSIP Number)

Xiang Xu
Plenty China Limited
66 Xinzhong Road
Xinba, Yangzhong, Jiangsu Province 212211
People’s Republic of China
Tel: +86 511 8512-5056

With a copy to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone: +852 3740-4700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 5, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the American depositary shares of Daqo New Energy Corp., each representing 25 ordinary shares.

1	NAMES OF REPORTING PERSONS Plenty China Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,820,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,820,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,820,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAMES OF REPORTING PERSONS Mr. Xiang Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,386,025 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,386,025 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,386,025 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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1	NAMES OF REPORTING PERSONS Duke Elite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,641,025 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,641,025 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,641,025 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Daqo New Energy Corp., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 666 Longdu Avenue, Wanzhou, Chongqing 404000, the People’s Republic of China.

Item 2. Identity and Background.

This Statement is being filed by Plenty China Limited, a company organized under the laws of the British Virgin Islands (“Plenty China”), Duke Elite Limited, a company organized under the laws of the British Virgin Islands (“Duke Elite”), and Mr. Xiang Xu (“Mr. Xu”), a director of the Company and the vice chairman of the board of directors and president of Daqo Group Co., Ltd.

Plenty China is solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Xu is a director of Plenty China, and wholly owns and controls all the shares of Plenty China. The principal executive offices of Plenty China are located at 66 Xinzhong Road, Xinba, Yangzhong, Jiangsu Province 212211, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Plenty China are set forth on Schedule A hereto and are incorporated herein by reference.

Duke Elite is solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Xu is a director of Duke Elite, and wholly owns and controls all the shares of Duke Elite. The principal executive offices of Duke Elite are located at 66 Xinzhong Road, Xinba, Yangzhong, Jiangsu Province 212211, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Duke Elite are set forth on Schedule B hereto and are incorporated herein by reference.

During the last five years, none of Plenty China, Duke Elite and Mr. Xu have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Plenty China, Duke Elite and Mr. Xu entered into a Joint Filing Agreement on February 17, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.A.

Item 3. Source and Amount of Funds or Other Consideration.

Duke Elite purchased 1,025,641 American depositary shares (“ADSs”, and such number of ADSs, the “Subscription ADSs”), representing 25,641,025 ordinary shares, in an underwritten follow-on offering of the ADSs of the Company made pursuant to a prospectus supplement dated February 5, 2015 (the “Prospectus Supplement”) and an accompanying prospectus included in a registration statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2014, which became effective under the U.S. Securities Act of 1933, as amended, on January 7, 2015 (the “Follow-on Offering”). Copies of the Prospectus Supplement and the Registration Statement are available at the SEC’s website at www.sec.gov.

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Duke Elite purchased the Subscription ADSs at the same offering price and on the same terms as the other ADSs offered in the Follow-on Offering, except with respect to the lock-up restrictions as described in Item 4.

The funds used to purchase the Subscription ADSs were obtained from the working capital of Duke Elite, contributed by Mr. Xu.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above, which descriptions are incorporated by reference in this Item 4, this Statement is being filed in connection with the purchase of the Subscription ADSs pursuant to the Follow-on Offering. As a result of the transactions described in this Statement, Duke Elite acquired ADSs representing 9.8% of the Company’s outstanding Ordinary Shares.

Lock-up. In connection with the Follow-on Offering, Mr. Xu entered into a Lock-up Agreement on February 5, 2015 with Credit Suisse Securities (USA) LLC (“Credit Suisse”), the underwriter of the Follow-on Offering, and other directors and officers of the Company and certain of their affiliates named therein, pursuant to which Mr. Xu and Plenty China will not, among other restrictions, offer, sell, contract to sell, pledge or otherwise dispose of any ADSs or Ordinary Shares, or any options to purchase any ADSs or Ordinary Shares, directly owned or with respect to which Mr. Xu or Plenty China has beneficial ownership, without the written consent of Credit Suisse, until after 90 days following February 5, 2015. The foregoing description of the Lock-up Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Lock-up Agreement, a copy of which is attached as Exhibit 99.B hereto and is incorporated herein by reference.

Although Plenty China, Duke Elite and Mr. Xu have no present intention to acquire securities of the Company, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Lock-up Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the Lock-up Agreement. Notwithstanding anything contained herein, each of Plenty China, Duke Elite and Mr. Xu specifically reserves the right to change its/his intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Plenty China, Duke Elite and Mr. Xu currently expects that it/he would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Plenty China, Duke Elite and Mr. Xu; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Statement or in the transaction documents described herein, Plenty China, Duke Elite and Mr. Xu have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

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(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,

(c)	A sale or transfer of a material amount of assets of the Company,

(d)	Any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)	Any material change in the present capitalization or dividend policy of the Company,

(f)	Any other material change in the Company’s business or corporate structure,

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h)	A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

The responses of Plenty China, Duke Elite and Mr. Xu to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Pursuant to the Follow-on Offering, Duke Elite acquired and is deemed to beneficially own 1,025,641 ADSs of the Company, representing 25,641,025 Ordinary Shares, or 9.8% of the Company’s outstanding Ordinary Shares.

After Duke Elite’s acquisition of the Subscription ADSs, Mr. Xu’s beneficial ownership in the Company increased to 41,386,025 Ordinary Shares, representing 15.8% of the outstanding ordinary shares. The 41,386,025 Ordinary Shares beneficially owned by Mr. Xu consist of (i) 1,025,641 ADSs, representing 25,641,025 Ordinary Shares, beneficially owned by Duke Elite, as described above, (ii) 14,820,000 Ordinary Shares beneficially owned by Plenty China, as described above, and (iii) 925,000 Ordinary Shares that Mr. Xu has the right to acquire upon exercise of options within 60 days after February 5, 2015.

Each of Plenty China and Duke Elite is wholly owned and controlled by Mr. Xu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Xu may be deemed to beneficially own all of the Ordinary Shares of the Company held by Plenty China and Duke Elite.

Based on their holdings of Ordinary Shares, Plenty China, Duke Elite and Mr. Xu control 5.7%, 9.8% and 15.8% of the outstanding Ordinary Shares of the Company as of February 10, 2015, respectively. The percentages of the outstanding Ordinary Shares were calculated by dividing the Ordinary Shares beneficially owned by the Reporting Persons by the voting power of all of the Company’s holders of ordinary shares.

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The percentage of securities identified pursuant to Item 1 beneficially owned by each of Plenty China, Duke Elite and Mr. Xu is based on 262,007,853 Ordinary Shares outstanding as of February 10, 2015.

Except as disclosed in this Statement, none of Plenty China, Duke Elite and Mr. Xu beneficially owns any ordinary shares or ADSs representing ordinary shares, or has the right to acquire any ordinary shares or ADSs representing ordinary share.

Except as disclosed in this Statement, none of Plenty China, Duke Elite and Mr. Xu presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares or ADS representing ordinary shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of Plenty China, Duke Elite and Mr. Xu has effected any transaction in the ordinary shares or ADSs representing ordinary shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of each of Plenty China, Duke Elite and Mr. Xu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares or ADSs representing ordinary shares beneficially owned by any of Plenty China, Duke Elite and Mr. Xu.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Plenty China, Duke Elite, Mr. Xu and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.A	Joint Filing Agreement, dated February 17, 2015, between Xiang Xu, Plenty China Limited and Duke Elite Limited

99.B	Lock-up Agreement, dated February 5, 2015, between Credit Suisse and the Company’s directors and executive officers named therein, including Xiang Xu, and certain entities controlled by the Company’s directors and executive officers, including Plenty China Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Xiang Xu

/s/ Xiang Xu

Plenty China Limited

By:	/s/ Xiang Xu
Name: Xiang Xu
Title: Director

Duke Elite Limited

By:	/s/ Xiang Xu
Name: Xiang Xu
Title: Director

SCHEDULE A

Directors and Executive Officers of Plenty China Limited

The names of the directors and the names and titles of the executive officers of Plenty China and their principal occupations are set forth below. The business address of each of the directors and executive officers is 66 Xinzhong Road, Xinba, Yangzhong, Jiangsu Province 212211, People’s Republic of China, The People’s Republic of China.

Name	Position with Plenty China	Present Principal Occupation	Citizenship
Directors:
Xiang Xu	Director	Vice chairman of the board of directors and president of Daqo Group Co., Ltd., and director of Daqo New Energy Corp.	P.R. China

Executive Officers:
N/A

SCHEDULE B

Directors and Executive Officers of Duke Elite Limited

The names of the directors and the names and titles of the executive officers of Plenty China and their principal occupations are set forth below. The business address of each of the directors and executive officers is 66 Xinzhong Road, Xinba, Yangzhong, Jiangsu Province 212211, People’s Republic of China, The People’s Republic of China.

Name	Position with Duke Elite	Present Principal Occupation	Citizenship
Directors:
Xiang Xu	Director	Vice chairman of the board of directors and president of Daqo Group Co., Ltd., and director of Daqo New Energy Corp.	P.R. China

Executive Officers:
N/A